SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

    Certification and Notice of Termination of Registration under 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 33-63924
                         MORTGAGE CAPITAL FUNDING, INC.
                  (Issuer in respect of Multifamily/Commercial
              Mortgage Pass-Through Certificates, Series 1996-MC1)
             (Exact name of registrant as specified in its charter)

                           399 Park Avenue, 3rd Floor
                            New York, New York 10043
                                 (212) 559-0217
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

           Multifamily/Commercial Mortgage Pass-Through Certificates,
               Series 1996-MC1 (Title of each class of securities
                              covered by this Form)

                                 Not Applicable
                 (Titles of all other classes of securities for
                       which a duty to file reports under
                         section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)       [ ]         Rule 12h-3(b)(1)(ii)      [ ]
     Rule 12g-4(a)(1)(ii)      [ ]         Rule 12h-3(b)(2)(i)       [ ]
     Rule 12g-4(a)(2)(i)       [ ]         Rule 12h-3(b)(2)(ii)      [ ]
     Rule 12g-4(a)(2)(ii)      [ ]         Rule 15d-6                [x]
     Rule 12h-3(b)(1)(i)       [ ]

         Approximate number of holders of record as of the certification or notice date: 89

         Pursuant to the requirements of the Securities Exchange Act of 1934, Mortgage Capital Funding, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated as of: January 28, 1997               By:  /s/ Richard L. Jarocki, Jr.
                                               -----------------------------
                                                     Richard L. Jarocki, Jr.
                                                     Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.